Filed by TradeStation Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Quantum FinTech Acquisition Corporation

Commission File No.: 001-40009

TradeStation Group, Inc. and Quantum FinTech Acquisition Corporation Announce Filing by
TradeStation of Registration Statement on Form S-4 in Connection with Proposed Business
Combination Through Which TradeStation is to Become a Public Company

PLANTATION, FL, December 27, 2021 –TradeStation Group, Inc. (“TradeStation”), whose subsidiaries provide award-winning self-clearing online brokerage services for equities, options, futures and cryptocurrency, and Quantum FinTech Acquisition Corporation (NYSE: QFTA), a special purpose acquisition company (“Quantum FinTech”), announced today that TradeStation has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) in connection with its recently announced proposed business combination with Quantum FinTech.

As previously announced on November 4, 2021, TradeStation and Quantum FinTech executed a definitive business combination agreement through which TradeStation will become a publicly-traded, NYSE-listed company under the ticker symbol “TRDE.” Completion of the transaction, which is expected to close in the first half of 2022, is subject to approval by Quantum FinTech’s shareholders, the Registration Statement being declared effective by the SEC, and satisfaction or waiver of other customary closing conditions identified in the business combination agreement. The transaction values the combined company at an implied pro forma enterprise value of approximately $1.43 billion.

The Registration Statement includes a preliminary proxy statement/prospectus in connection with the proposed business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus as well as other relevant documents will be mailed to shareholders of Quantum FinTech as of a record date to be established for voting on the business combination.

Upon closing, and assuming no redemptions of any public shares of Quantum FinTech, the transaction will provide TradeStation with approximately $326 million of cash prior to payment of expenses, consisting of the contribution of approximately $201 million of cash distributed from Quantum FinTech’s trust account and $125 million of additional capital raised through a fully-committed private placement of common stock by Quantum FinTech (“PIPE”). The PIPE includes, as co-anchor investments, $50 million from TradeStation’s sole shareholder, Monex Group, Inc. (“Monex”), and $50 million from Galaxy Digital LP, an affiliate of Galaxy Digital Holdings Ltd., one of the world’s leading technology-driven financial services and investment management firms. Monex is not selling any of its TradeStation stock in the transaction and, assuming no redemptions of Quantum FinTech public shares, will own approximately 81% of TradeStation at closing. Net proceeds from the transaction are intended to be used to help fund TradeStation’s plans to accelerate account and revenue growth through substantially increased brand-awareness and performance-based marketing spend, as well as increased product development and IT headcount for completion of certain new product feature initiatives, and to add liquidity to support an anticipated larger customer base.

About TradeStation Group, Inc.

TradeStation has, for decades, been a fintech pioneer in its support of self-directed traders and investors in their journeys to claim their financial edge. TradeStation provides award-winning trading and analysis platforms and self-clearing online brokerage services for stocks, ETFs, equity and index options, commodity and financial futures, futures options and cryptocurrencies. These trading platforms are accessible on desktop, Web and mobile, as well as via API technologies which seamlessly provide access to TradeStation’s brokerage environment through third-party platforms. TradeStation’s offerings also include deep and growing learning content designed to build confidence among those new to investing and hone the skills of seasoned traders.

TradeStation Securities, Inc. (Member NYSE, FINRA, SIPC, NSCC, DTC, OCC, NFA & CME) offers self-clearing equities, options, futures and futures options brokerage services as a licensed securities broker-dealer and futures commission merchant (“FCM”) and is a member of major equities and futures exchanges in the United States. TradeStation Crypto, Inc. offers self-clearing cryptocurrency brokerage services under federal and state money services business, money-transmitter and similar registrations and licenses.

About Quantum Fintech

Quantum FinTech Acquisition Corporation is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, that was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses, with a principal focus on identifying high-growth financial services and fintech businesses as targets.

Important Information and Where to Find It

Investors, security holders and other interested persons are advised to read the Registration Statement, including the proxy statement/prospectus included therein, and any amendments thereto, and other relevant documents that are filed with the SEC carefully and in their entirety because they contain important information about TradeStation, Quantum FinTech and the proposed business combination. Investors, security holders and other interested persons also may obtain copies of the Registration Statement and other documents containing important information about the business combination and the parties to the business combination, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Quantum FinTech Acquisition Corp., 4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607, Attention: Investor Relations or by email at IR@qftacorp.com. TradeStation also makes available free of charge filings it has made with the SEC and other information on the transaction and business combination on its website at about.tradestation.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect TradeStation and Quantum FinTech’s current views with respect to, among other things, the future operations and financial performance of TradeStation, Quantum FinTech and the combined company. Forward-looking statements in this communication may be identified by the use of words such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “foreseeable,” “future,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “trends,” “will,” “would” and similar terms and phrases. Forward-looking statements contained in this communication include, but are not limited to, statements as to (i) the consummation of the proposed transaction, (ii) the amount of redemptions of public shares of Quantum FinTech and (iii) the amount of cash that the proposed transaction will provide to TradeStation.

The forward-looking statements contained in this communication are based on the current expectations of TradeStation, Quantum FinTech and their respective management and are subject to risks and uncertainties. No assurance can be given that future developments affecting TradeStation, Quantum FinTech or the combined company will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of TradeStation and Quantum FinTech. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them.

Such factors include, but are not limited to: the risk that the transaction may not be completed in a timely manner or at all; the failure to obtain requisite approval for the transaction or meet other closing conditions; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement in respect of the transaction; failure to achieve sufficient cash available (taking into account all available financing sources) following any redemptions of Quantum FinTech’s public shareholders; failure to obtain the requisite approval of Quantum FinTech’s shareholders; failure to meet relevant listing standards in connection with the consummation of the transaction; the effect of the announcement or pendency of the transaction on TradeStation’s business; risks that the proposed transaction disrupts current plans and operations of TradeStation; failure to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined entity to maintain relationships with customers and suppliers and strategic alliance third parties, and to retain its management and key employees; potential litigation relating to the proposed transaction; changes to the proposed structure of the transaction that may be required or appropriate as a result of the announcement and execution of the transaction; unexpected costs and expenses related to the transaction; estimates of TradeStation and the combined company’s financial performance being materially incorrect predictions; changes in general economic or political conditions; changes in the markets that TradeStation targets or the combined company will target; slowdowns in securities or cryptocurrency trading or shifting demand for securities or cryptocurrency trading products; the impact of the ongoing COVID-19 pandemic; the evolving digital asset market, including the regulation thereof; possible regulations that further limit, or eliminate, the ability of TradeStation to accept payment for order flow or similar rebates; any change in laws applicable to Quantum FinTech or TradeStation or any regulatory or judicial interpretation thereof; and other factors, risks and uncertainties, including those under the heading “Risk Factors” in the investor presentation that is part of the Form 8-K/A filed with the SEC on November 10, 2021 by Quantum FinTech, as well as those included under the heading “Risk Factors” in the proxy statement/prospectus filed with the SEC by TradeStation, and those included under the heading “Risk Factors” in Quantum FinTech’s final prospectus relating to its initial public offering in February 2021 and Quantum FinTech and TradeStation’s other filings with the SEC. TradeStation and Quantum FinTech caution that the foregoing list of factors is not exhaustive.

Any forward-looking statement made in this communication speaks only as of the date hereof. Plans, intentions or expectations disclosed in forward-looking statements may not be achieved and no one should place undue reliance on such forward-looking statements. Neither TradeStation nor Quantum FinTech undertake any obligation to update, revise or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Participants in the Solicitation

Quantum FinTech and TradeStation and their respective directors, executive officers and certain investors may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this communication under the rules of the SEC. Information about the directors and executive officers of Quantum FinTech and their ownership is set forth in Quantum FinTech’s filings with the SEC, including its final prospectus relating to its initial public offering in February 2021. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Quantum FinTech shareholders in connection with the proposed business combination, including TradeStation’s and Quantum FinTech’s directors and executive officers and certain investors, is contained in the Registration Statement for the business combination. Free copies of these documents can be obtained as described above.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of TradeStation, Quantum FinTech, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

Contacts

Investors:

ir@tradestation.com

Media:

Madison Roberts

281-684-9857

madison.roberts@fleishman.com